SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a - 16 OR 15d - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2006

SkyePharma PLC

(Translation of registrant's name into English)

SkyePharma PLC, 105 Piccadilly, London W1J 7NJ England

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F.

Form 20-F X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

For Immediate Release                                                                                 3 March 2006

                                                         SkyePharma PLC

                                              Clarification of Financial Position

LONDON, UK, 3 March 2006 - SkyePharma PLC (LSE: SKP; Nasdaq:  SKYE) wishes to clarify its financial  condition following claims made by the NAV group in the media today.

Under the UK Listing  Rules a company is required to report if there is a material  change in its financial  condition.  There has been no material change in SkyePharma's financial condition since the working capital statement in the Rights Issue document.

Yesterday the NAV group issued a document and  SkyePharma  responded to all its claims  proving that their  assertions  over  corporate governance are completely  without  foundation.  However,  verbally the NAV group has made outrageous  claims about  SkyePharma's  cash position.

No mention of the alleged cash problem was  included in the NAV group's  written  release.  This is another  example of the  under-hand tactics this small  collection of  shareholders  are using which continue to destroy value in SkyePharma.  Shareholders  should realise the damage these slurs are causing.

Jerry Karabelas said:

"There is no cash problem.

"The  behaviour of the NAV group is  disgraceful.  Having failed to make their  innuendos  over  corporate  governance  stick they have spread rumours which are simply untrue.

"The time has come for other shareholders to stand up for SkyePharma before the NAV group do any more damage".

For further information please contact:

SkyePharma PLC                                                                +44 207 491 1777
Frank Condella, Chief Executive Officer
Peter Laing, Director of Corporate Communications                             +44 207 491 5124

Sandra Haughton, US Investor Relations                                        +1 212 753 5780

Buchanan Communications                                                       +44 207 466 5000
Tim Anderson / Mark Court

Notes for editors:
About SkyePharma
SkyePharma PLC develops  pharmaceutical  products benefiting from world-leading drug delivery  technologies that provide  easier-to-use and more effective drug formulations.  There are now eleven approved products incorporating  SkyePharma's  technologies in the areas of oral,  injectable,  inhaled and topical  delivery,  supported by advanced  solubilisation  capabilities.  For more  information,  visit
www.skyepharma.com.

Certain statements in this news release are  forward-looking  statements and are made in reliance on the safe harbour provisions of the
U.S. Private Securities  Litigation Act of 1995. Although SkyePharma believes that the expectations  reflected in these forward-looking statements are reasonable,  it can give no assurance that these expectations will materialize.  Because the expectations are subject to risks and  uncertainties,  actual results may vary  significantly  from those  expressed or implied by the  forward-looking  statements based upon a number of factors,  which are described in SkyePharma's  20-F and other documents on file with the SEC. Factors that could cause differences  between actual results and those implied by the forward-looking  statements  contained in this news release include, without limitation,  risks related to the development of new products,  risks related to obtaining and maintaining  regulatory approval for existing,  new or expanded indications of existing and new products,  risks related to SkyePharma's ability to manufacture products on a large scale or at all, risks related to SkyePharma's  and its marketing  partners'  ability to market products on a large scale to maintain or expand market share in the face of changes in customer  requirements,  competition and technological  change, risks related to regulatory  compliance,  the risk of product liability claims, risks related to the ownership and use of intellectual  property, and risks  related  to  SkyePharma's  ability  to manage  growth.  SkyePharma  undertakes  no  obligation  to  revise  or  update  any such forward-looking statement to reflect events or circumstances after the date of this release.

END

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                 SkyePharma PLC

                                                                      By: /s/ Douglas Parkhill

                                                                       Name: Douglas Parkhill
                                                                          Title: Company Secretary

Date:   March 3, 2006